CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

82-3785

CSL™

Our ref.: 04/1049

6 March 2007

SUPPL

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International) [redacted]
Mail Stop 3 – 9

07021812

Dear Sir/Madam

CSL ANNOUNCEMENTS

Please find attached copies of the following Announcements CSL has made to the market recently:

18 December 2006
CSL completes acquisition of CytoGam® from MedImmune.

2 February 2007
CSL secures long term supply of Helixate from Bayer.

21 February 2007
Interim Result – Half Yearly Report and Half Year Accounts

Faithfully,

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

Peter Turvey
COMPANY SECRETARY

Enc

45 Poplar Road Parkville
Victoria 3052 Australia

F +613 9389 1434
www.csl.com.au

CSL

ASX Announcement

For immediate release

December 18, 2006

CSL Completes acquisition of CytoGam® From MedImmune

Melbourne Australia: CSL Limited announced today that its subsidiary, ZLB Behring, has completed its purchase of CytoGam® (cytomegalovirus immunoglobulin intravenous (human)) and related assets from MedImmune, Inc. CytoGam is an intravenous immunoglobulin enriched in antibodies against cytomegalovirus (CMV), which is indicated for preventing CMV disease associated with transplantation of the kidney, lung, liver, pancreas and heart. CMV is the most common cause of life-threatening infection occurring in solid organ transplants.

ZLB Behring paid U.S. $120 million in cash, $70 million of which is subject to achievement of sales milestones. ZLB Behring manufactures immunoglobulins and other plasma-derived therapies, and markets them in more than 100 countries.

The acquisition includes CytoGam and related assets, including trademarks, manufacturing contracts and government authorizations associated with the product.

For more information about CSL Limited, visit <u>www.csl.com.au</u>

For further information please contact:

Media Contacts

Australia and New Zealand
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779

Investor Contact

Mark Dehring
Director of Investor Relations
Phone: +61 3 9389 2818
E-mail: mark.dehring@csl.com.au

45 Poplar Road Parkville
Victoria 3052 Australia
www.csl.com.au

CSL

ASX Announcement

For immediate release

2 February 2007

CSL Secures Long Term Supply of Helixate from Bayer

CSL Limited announced today that it had concluded an agreement with Sanofi-Aventis that had facilitated an extension of the arrangements with Bayer for the supply of Helixate FS, CSL Behring's recombinant Factor VIII product. CSL advised that the previous agreement with Bayer on Helixate FS would have expired in 2009, with the new arrangement securing supply for a further eight years until the end of 2017. CSL reported that in the last financial year, Helixate FS generated revenues of US$340 million.

CSL advised that it had agreed to pay Sanofi-Aventis the Contingent Payment of US$250m[1] and the Deferred Payment of US$65m[2] earlier than originally agreed when CSL acquired Aventis Behring in 2004. This agreement with Sanofi-Aventis has enabled CSL to independently negotiate with Bayer the sublicensing terms of certain intellectual property related to recombinant Factor VIII, to secure the long-term supply of Helixate FS and to facilitate the settlement of litigation against Bayer. CSL also noted that a number of other outstanding matters that had remained unresolved with Sanofi-Aventis stemming from the original 2004 acquisition of Aventis Behring had also now been resolved.

Dr McNamee commented that he was pleased that all parties had gained substantially from the outcome of complex negotiations, which had resulted in securing the long-term supply of CSL Behring's key lifesaving product Helixate FS for the benefit of the patient communities that the Company serves.

[1] *CSL had made provision for this Contingent Payment at the time of its full year result announcement in August 2006. CSL had agreed at the time of the acquisition of Aventis Behring in March 2004 to pay US$250m to Aventis (now Sanofi-Aventis) on 31 March 2008 if the volume weighted average price of CSL's shares for any 60 consecutive trading day period during the six months prior to the end of March 2008 exceeded A$35.00.*

[2] *CSL had agreed at the time of the acquisition of Aventis Behring in March 2004 to pay Aventis (now Sanofi-Aventis) on 31 December 2007 the sum of US$65m as a deferred payment.*

For more information about CSL Limited, visit www.csl.com.au

Media Contact:

Australia and New Zealand
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779
Email: rachel.david@csl.com.au

Investor Contact:

Mark Dehring
Director of Investor Relations
Phone: 61 3 9389 2818
Email: mark.dehring@csl.com.au

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

82-3785

CSL

ASX Announcement

21 February 2007

Interim Result
Strong profit from operations, up 46% to $257 million
Full year profit guidance upgrade

CSL Limited today announced a profit after tax of $257 million for the six months ended 31 December 2006, up 46% when compared to the six months ended 31 December 2005.

The Board has increased the interim dividend by 75% to 49 cents per share, unfranked, reflecting the strength of the result and the confidence in the outlook for the full year.

HIGHLIGHTS

Financial

- Total revenue of $1.6 billion, up 10% when compared to the six months ended 31 December 2005;
- Net profit after tax grew 46% to $257m;
- Net operating cash flow of $187m;
- Earnings per share of $1.41, up 46%; and
- Interim dividend up 75% to 49 cents per share, unfranked, payable on 13 April 2007.

Operational

- Strong trading performance by CSL Behring;
- Extension of Helixate® supply contract with Bayer until 2017 and final settlement with Sanofi Aventis arising from the acquisition of Aventis Behring in 2004;
- License and option agreement with Wyeth for ISCOMATRIX® adjuvant technology and the expansion of an existing agreement with Merck & Co, Inc;
- Chromatographic liquid IVIG filed with US Food & Drug Administration;
- Commonwealth Government funding of GARDASIL® in Australia;
- Acquisition of CytoGam®, a specialty CMV immunoglobulin used in organ transplantation; and
- Acquisition of Zenyth Therapeutics Limited completed.

Dr McNamee, CSL's Managing Director said, "The Company has had a very good first half. It's been a period of solid financial performance and a period of further strengthening the underlying business.

"Operational activities coupled with favourable trading conditions in international plasma therapies have produced strong growth in CSL Behring's operating margin. Sales of GARDASIL® by our licensee Merck & Co, Inc (Merck) are now producing royalty receipts and momentum appears to be building as the product is launched globally.

"Other operating highlights include extending the Helixate® supply contract with Bayer until 2017 and making a final settlement with Sanofi-Aventis, which draws to a conclusion the arrangements made in 2004 for the acquisition of Aventis Behring. We have also intensified our research focus on recombinant antibodies with the acquisition of Zenyth Therapeutics Limited and expanded our plasma therapies portfolio in the US with the acquisition of the CytoGam® product. Furthermore our proprietary adjuvant ISCOMATRIX® continues to attract interest around the globe with around 20 research and development programs incorporating ISCOMATRIX® currently underway."

"The company's solid performance has prompted the Board to substantially increase the dividend paid to shareholders to 49 cents per share, an increase of 75%," Dr McNamee said.

BUSINESS REVIEW

Results overview

CSL Behring sales grew 9% to $1.3 billion (10% in US dollar terms) when compared to the six months ended 31 December 2005. Solid performance across the plasma product portfolio in both core and specialty products have underpinned this performance.

Carimune® / Sandoglobulin® (Intravenous Immunoglobulin), Vivaglobin® (subcutaneous Immunoglobulin) and Humate®/Haemate® (von Willebrand disease therapies) performed particularly well. During the period immunoglobulin prices in Europe improved, drawing closer to US pricing. The growth of Vivaglobin®, which was launched into the USA in March 2006, reflects patient demand given the unique convenience of the product. Humate® / Haemate®, with its high ratio of ristocetin co-factor, have been in strong demand by patients with a need for von Willebrand's factor and Haemophilia-A patients in need of inhibitor therapy.

CSL Behring's sales growth, general market conditions and a continuing efficiency drive have underpinned an improved operating margin (earnings before interest and taxes) of 29%, up from 21% in the prior comparable period. The improved margin includes the

residual inventory benefit of $12 million ($36 million in the prior comparable period), arising from the purchase of Aventis Behring in 2004.

CSL Bioplasma sales grew 12% to $103m which is attributable to an increased demand for albumin in Asia, particularly China, and the successful renewal of the New Zealand Toll based plasma fractionation contract.

CSL Biotherapies grew sales by 5% to $94m reflecting growth in influenza vaccine exports.

Other Revenue doubled to $49m reflecting for the first time a royalty of $21m earned from the global sales of GARDASIL® by CSL's licensee Merck. The growth also includes $17 million of interest earned on cash balances held during the period which will not be repeated in the second half following the acquisitions of CytoGam® and Zenyth Therapeutics Limited and the settlement with Sanofi-Aventis.

Business development

Plasma Therapies

In November 2006 after completing clinical trials, the company filed with the US Food and Drug Administration (US FDA) an application to market chromatographic liquid intravenous immunoglobulin. Work has commenced on a large-scale chromatographic purification plant at the company's Bern facility.

The company's subcutaneous immunoglobulin, Vivaglobin® launched into the US markets in March 2006 is receiving strong interest from primary immune deficient patients interested in a more convenient infusion method. The company has now commenced phase III clinical trials on a high yielding chromatographic version of Vivaglobin®.

Helixate®

In February this year, CSL concluded an agreement with Sanofi-Aventis that facilitated an extension of arrangements with Bayer for the supply of Helixate®, a recombinant Factor VIII product. The previous agreement with Bayer on Helixate® expired in 2009 with the new arrangement securing supply for a further eight years until 2017.

CSL agreed to pay Sanofi-Aventis the Contingent Payment of US$250m[1] and the Deferred Payment of US$65m[2] earlier than originally agreed when CSL acquired Aventis Behring in 2004. This agreement with Sanofi-Aventis enabled CSL to independently negotiate with Bayer the sublicensing terms of key intellectual property to secure the long-term supply of Helixate® and to facilitate the settlement of litigation against Bayer. A number of other outstanding matters that had remained unresolved with Sanofi-Aventis, stemming from the original 2004 acquisition of Aventis Behring, have also now been resolved and provided a non recurring profit during the period of $18 million after tax.

ISCOMATRIX® adjuvant

A worldwide license and option agreement was signed with Wyeth granting certain rights and options to Wyeth for use of CSL's ISCOMATRIX® adjuvant in a number of Wyeth's investigative vaccine programs. Under the terms of the agreement CSL could receive, over time, option and milestone payments as well as royalties on future product sales. CSL will supply all of Wyeth's requirements for ISCOMATRIX® adjuvant for development and commercialisation.

Further to the agreement with Merck announced in August 2005, the company had extended this agreement to include additional fields and vaccine candidates, again with the inclusion of upfront, option and milestone payments. Additionally Merck has now taken two product candidates, which include the ISCOMATRIX® adjuvant, into clinical trials, one in the USA and one in Europe

GARDASIL® – Human Papillomavirus Vaccine

On 8 June 2006, CSL's Licensee Merck, received approval from the US Food and Drug Administration (FDA) for GARDASIL® the only vaccine available in the US for the prevention of HPV types 16 and 18 related cervical cancer, for girls and women aged 9 to 26 years. GARDASIL® is also approved for the prevention of genital warts and low grade cervical lesions caused by HPV types 6, 11, 16 & 18.

At the end of calendar 2006 GARDASIL® was approved in 40 countries with applications under review with regulatory agencies in a further 50 countries.

[1] *CSL had made provision for this Contingent Payment at the time of its full year result announcement in August 2006. CSL had agreed at the time of the acquisition of Aventis Behring in March 2004 to pay US$250m to Aventis (now Sanofi-Aventis) if the volume weighted average price of CSL's shares for any 60 consecutive trading day period during the six months commencing October 2007 exceeded A$35.00.*

[2] *CSL had agreed at the time of the acquisition of Aventis Behring to pay Aventis (now Sanofi-Aventis) on December 31 2007 the sum of US$65m as a deferred payment.*

CytoGam®

On 9 November 2006, CSL Behring acquired the plasma product 'CytoGam®', a specialty immunoglobulin enriched in antibodies against cytomegalovirus. The acquisition price was $153 million (US$120 million) in cash, of which $89 million (US$70 million) is subject to the achievement of specified milestones.

Zenyth Therapeutics Limited

On 10 November 2006, CSL concluded the acquisition of Zenyth Therapeutics Limited under a share scheme of arrangement for a total of $106 million, which included a cash balance and short term investments convertible to cash within Zenyth of $43 million. The acquisition strengthens CSL's research interests in recombinant antibodies and includes programs in the fields of cancer, immunology and inflammation.

Australian Plasma Fractionation Review

The Australian Commonwealth Minister for Health and Ageing released on 15 December 2006 a Review of Australia's Plasma Fractionation Arrangements. The recommendations within the report are currently being reviewed by State and Federal Governments.

Pandemic Influenza

On 30 January 2007, CSL announced new data from its pandemic influenza vaccine clinical trial program. The results will enable submission of a dossier to the Australian Therapeutic Goods Administration for the registration of the vaccine. The latest studies confirm that two doses of 30 micrograms of antigen with the addition of an aluminium adjuvant are required to produce a strong immune response against the H5N1 bird flu virus. Results of a subsequent study undertaken in infants, young children and the elderly are expected to be available later this year.

Whilst encouraged by the results, the company intends to continue research and development to enable the maximum number of vaccine doses to be produced in the shortest possible time. The goal is to develop a pandemic vaccine which uses the lowest dose of antigen, offer cross-protection against similar but non identical bird flu strains, and lasts as long as possible.

OUTLOOK

Commenting on CSL's outlook, Dr McNamee said "We continue to anticipate stable to favourable market conditions for our plasma therapies business and growing contribution from receipts associated with the international sales of GARDASIL®.

CSL ASX Announcement

"For the 2006/07 fiscal[3] year we have lifted our net profit after tax guidance to between $500 and $520 million. The key drivers for this upgrade include a strong launch of GARDASIL® by our licensee in the US and sales of GARDASIL® in Australia beginning this financial year; CSL Behring's trading performance and the Sanofi-Aventis settlement which boosted profit in the first half," Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

[3] *This guidance is subject to a number of variables, including currency fluctuation and material price movements in core plasma products.*

Group Results

Half year ended December	December 2006 $m	December 2005 $m	Change %
Sales	**1,514.4**	**1,393.1**	
Other Revenue	49.4	24.6	
Total Revenue	**1,563.8**	**1,417.7**	**10%**
Earnings before Interest, Tax, Depreciation & Amortisation	**448.3**	**311.2**	**44%**
Depreciation/Amortisation	57.6	50.3	
Earnings before Interest and Tax	**390.7**	**260.9**	**50%**
Net Interest Expense	3.8	9.0	
Tax Expense	129.6	75.5	
Net Profit after Tax	**257.3**	**176.4**	**46%**
Interim Dividend (cents)	49	28	75%
Basic EPS (cents)	141.2	96.7	46%

CSL Limited

ABN: 99 051 588 348

ASX Half-year Information
31 December 2006

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction with the 30 June 2006 Annual Report.

Contents

CSL Limited

ABN: 99 051 588 348

Appendix 4D
Half-year ended 31 December 2006

(Previous corresponding period:
Half-year ended 31 December 2005)

Results for Announcement to the Market

- Revenues from continuing operations up 10.3% to $1,563,821,000.
- Profit from continuing operations after tax and net profit for the period attributable to members up 45.8% to $257,286,000.

Dividends

	Amount per security	Franked amount per security
Interim dividend (declared subsequent to balance date)	49¢	Unfranked*
Interim dividend from the previous corresponding period	28¢	Unfranked
Final dividend (prior year)	40¢	Unfranked
Record date for determining entitlements to the dividend:	20 March 2007	

* Non-resident withholding tax is not payable on this dividend as it will be declared to be wholly conduit foreign income.

Explanation of results

For further explanation of the results please refer to the accompanying press release and "Review of Operations" in the Directors' Report that is within the Half-year Report.

Other information required by Listing Rule 4.3A

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Half-year Report (which includes the Directors' Report) and Media Release.

CSL Limited
Half-year Report – 31 December 2006

Contents

This Interim Financial Report does not include all the notes of the type normally included in an Annual Financial Report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2006 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the half-year ended 31 December 2006.

Directors

The following persons were Directors of CSL Limited during the whole of the half-year and up to the date of this report:

Miss E A Alexander, AM (appointed Chairman on 1 October 2006)
Dr B A McNamee (Managing Director)
Mr J H Akehurst
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw
Mr K J Roberts, AM
Professor J Shine, AO

Mr P H Wade was the Chairman and a Director from the beginning of the financial year until his retirement on 30 September 2006.

Mr D J Simpson was appointed a Director on 1 September 2006 and continues in office at the date of this report.

Dr A C Webster was a Director from the beginning of the financial year until his retirement on 18 October 2006.

Review of Operations

In the half year ended 31 December 2006, total revenue for the Group was $1.6 billion, up 10% compared to the same period last year. Net profit after tax increased by 46% to $257m and net operating cash flow was $187 million.

The operating results for the period reflected favourable trading conditions in international plasma therapies producing strong growth in CSL Behring's operating margin. CSL Behring's sales grew 9% to $1.3 billion when compared to the same period last year, resulting in an improved operating margin (earnings before interest and tax) of 29% up from 21%.

Sales of Gardasil® by the Company's licensee Merck & Co Inc, produced first-time royalty receipts of $21 million, Gardasil® having now been approved in 40 countries with applications under review with regulatory agencies in a further 50 countries.

CSL Bioplasma's sales grew by 12% to $103 million attributable to increased demand for Albumin in Asia and the successful renewal of the New Zealand Toll based plasma fractionation contract.

CSL Biotherapies grew sales by 5% to $94 million reflecting growth in influenza vaccine exports.

During the period, the acquisition of Zenyth Therapeutics Limited took place to strengthen the Company's research interests in recombinant antibodies, and the expansion of the Company's plasma therapy portfolio in the US occurred with the acquisition of the Cytogam product from MedImmune. Iscomatrix®, the Company's proprietary adjuvant, continues to attract interest with a new Licence and Option Agreement entered into with Wyeth and an expansion of an existing Licence Agreement with Merck & Co, Inc.

In February this year, an extension of the Helixate supply contract was agreed with Bayer until the end of 2017 that was facilitated by a settlement with Sanofi-Aventis on arrangements made in 2004 for the acquisition of Aventis Behring.

A final dividend of 40c per ordinary share (unfranked) was paid out of retained profits for the year ended 30 June 2006 on 13 October 2006. The Directors have declared an interim dividend of 49c per ordinary share, unfranked, payable on 13 April 2007.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 5.

Rounding of Amounts

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of the directors.

Elizabeth A Alexander CHAIRMAN	Brian A McNamee MANAGING DIRECTOR

21 February 2007

82-3785

RECEIVED

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our review of the financial report of CSL Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Denis Thorn
Partner

21 February 2007

CSL Limited and its controlled entities
Income Statement
For the half-year ended 31 December 2006

	Notes	Consolidated Entity December 2006 $000	December 2005 $000
Continuing Operations			
Sales revenue		**1,514,385**	1,393,060
Cost of sales		**(837,615)**	(839,716)
Gross profit		**676,770**	553,344
Other revenue	4	**49,436**	24,614
Other income	4	**3,657**	325
Research and development expenses		**(84,746)**	(71,233)
Selling and marketing expenses		**(175,232)**	(159,763)
General and administration expenses		**(59,285)**	(75,413)
Finance costs	4	**(23,664)**	(19,942)
Profit before income tax expense		**386,936**	251,932
Income tax expense	5	**(129,650)**	(75,509)
Net profit for the period	13	**257,286**	176,423

Earnings per share		Cents	Cents
Basic earnings per share	6	**141.16**	96.65
Diluted earnings per share	6	**140.25**	92.09

CSL Limited and its controlled entities
Balance Sheet
As at 31 December 2006

82-3785

	Notes	Consolidated Entity December 2006 $000	June 2006 $000
CURRENT ASSETS			
Cash and cash equivalents	7	**554,593**	753,694
Trade and other receivables		**649,742**	593,679
Current tax assets		**-**	6,889
Inventories		**1,045,613**	973,427
Other financial assets		**9,504**	7,872
Total Current Assets		**2,259,452**	2,335,561
NON-CURRENT ASSETS			
Trade and other receivables		**19,855**	17,673
Other financial assets		**7,764**	4,728
Property, plant and equipment	8	**827,569**	816,336
Deferred tax assets		**160,963**	187,432
Intangible assets	9	**983,612**	820,841
Retirement benefit assets		**9,953**	3,514
Total Non-Current Assets		**2,009,716**	1,850,524
TOTAL ASSETS		**4,269,168**	4,186,085
CURRENT LIABILITIES			
Trade and other payables		**374,362**	388,979
Interest-bearing liabilities	10	**469,948**	463,632
Current tax liabilities		**111,398**	88,038
Provisions		**410,843**	85,885
Deferred government grants		**371**	371
Retirement benefit liabilities		**-**	4,635
Total Current Liabilities		**1,366,922**	1,031,540
NON-CURRENT LIABILITIES			
Interest bearing liabilities	10	**451,439**	595,197
Non-current tax liabilities		**6,190**	5,043
Deferred tax liabilities		**75,359**	61,767
Provisions		**121,734**	408,053
Deferred government grants		**4,612**	4,093
Retirement benefit liabilities		**93,654**	90,588
Total Non-Current Liabilities		**752,988**	1,164,741
TOTAL LIABILITIES		**2,119,910**	2,196,281
NET ASSETS		**2,149,258**	1,989,804
EQUITY			
Contributed equity	11	**1,014,184**	994,101
Reserves	12	**(103,282)**	(55,767)
Retained earnings	13	**1,238,356**	1,051,470
TOTAL EQUITY		**2,149,258**	1,989,804

CSL Limited and its controlled entities
Statement of Recognised Income and Expense
For the half year ended 31 December 2006

		Consolidated Entity	
	Notes	**December 2006 $000**	December 2005 $000
Net profit for the period		**257,286**	176,423
Exchange differences on translation of foreign operations, net of hedges	12	**(58,703)**	33,708
Gains on available-for-sale financial assets, net of tax	12	**2,971**	642
Actuarial gains/(losses) on defined benefit plans, net of tax	13	**2,526**	(17,059)
Net income (expense) recognised directly in equity		**(53,206)**	17,291
Total recognised income and expense for the period attributable to equity holders		**204,080**	193,714

CSL Limited and its controlled entities
Cash Flow Statement
For the half-year ended 31 December 2006

		Consolidated Entity	
	Note	**December 2006 $000**	December 2005 $000
Cash flows from Operating Activities			
Receipts from customers (inclusive of goods and services tax)		**1,486,191**	1,446,806
Payments to suppliers and employees (inclusive of goods and services tax)		**(1,240,691)**	(1,146,561)
		245,500	300,245
Interest received		**19,619**	10,983
Income taxes paid		**(63,902)**	(31,618)
Borrowing costs		**(14,416)**	(15,358)
Net cash inflow from operating activities		**186,801**	264,252
Cash flows from Investing Activities			
Proceeds from sale of property, plant and equipment		**3,857**	-
Payments for property, plant and equipment	8	**(88,577)**	(37,718)
Payments for other investments		**(31)**	(66)
Proceeds (payments) from sale of controlled entities		**-**	(14,920)
Payments for acquired entities	16	**(103,939)**	-
Proceeds from sale of other financial assets		**31,385**	-
Payments for restructuring of acquired entities and businesses		**(1,608)**	(6,122)
Payment for intellectual property		**(72,835)**	(8,628)
Dividends received		**-**	396
Payments for Onerous Contracts		**(2,608)**	-
Net cash outflow from investing activities		**(234,356)**	(67,058)
Cash flows from Financing Activities			
Proceeds from issue of shares		**17,888**	13,115
Payments for share buy backs		**-**	(281,538)
Dividends paid	14	**(72,926)**	(73,484)
Repayment of borrowings	10	**(98,428)**	(1,126)
Net cash outflow from financing activities		**(153,466)**	(343,033)
Net decrease in cash and cash equivalents		**(201,021)**	(145,839)
Cash and cash equivalents at the beginning of the period		**747,988**	719,746
Exchange rate variations on foreign cash and cash equivalent balances		**(12,552)**	12,976
Cash and cash equivalents at the end of the period		**534,415**	586,883

Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the period as shown in the statement of cash flows is reconciled as follows:

	Note	December 2006 $000	December 2005 $000
Cash and cash equivalents	7	**554,593**	593,685
Bank overdrafts		**(20,178)**	(6,802)
		534,415	586,883

1 Corporate Information

The financial report of CSL Limited (the Company) for the half-year ended 31 December 2006 was authorised for issue in accordance with a resolution of the directors on 21 February 2007. CSL Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in the Directors' Report.

2 Summary of Significant Accounting Policies

(a) Basis of Accounting

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. The half-year financial report should be read in conjunction with the annual Financial Report of CSL Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by CSL Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001.*

(b) Basis of Preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements. The half-year financial report has been prepared on a historical cost basis, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, and land and buildings.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(c) Significant Accounting Policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006.

(d) Basis of Consolidation

The half-year consolidated financial statements comprise the financial statements of CSL Limited and its subsidiaries as at 31 December 2006 ('the Group').

The acquisition of Zenyth Therapeutics Limited on 10 November 2006 (see Note 16) has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair values of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition. Accordingly, the half-year consolidated financial statements include the results of Zenyth Therapeutics Limited for the period from its acquisition on 10 November 2006 to 31 December 2006.

3 Segment Information

Primary Reporting - business segments

	December 2006			December 2005		
	CSL Behring $000	Other Human Health $000	Total Human Health $000	CSL Behring $000	Other Human Health $000	Total Human Health $000
External sales	1,317,437	196,948	**1,514,385**	1,211,430	181,630	1,393,060
Other external revenue	2,213	27,205	**29,418**	2,138	11,420	13,558
Segment revenue	1,319,650	224,153	**1,543,803**	1,213,568	193,050	1,406,618
Interest income			**19,887**			10,982
Other unallocated revenue			**131**			74
Total revenue			**1,563,821**			1,417,674
Segment earnings	379,827	18,347	**398,174**	259,402	19,308	278,710
Unallocated expenses net of other unallocated revenue			**(7,460)**			(17,818)
Profit from continuing activities before interest and income tax expense			**390,714**			260,892
Interest income			**19,887**			10,982
Finance costs			**(23,664)**			(19,942)
Profit from continuing activities before income tax expense			**386,937**			251,932
Income tax expense			**(129,650)**			(75,509)
Net profit for the period			**257,287**			176,423

Business Segments

The consolidated entity's primary segment reporting format is business segments. The consolidated entity operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into CSL Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Biotherapies and CSL Bioplasma.

Segment Accounting Policies

The consolidated entity accounts for intersegmental sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

82-3785

CSL Limited and its controlled entities
Notes to the financial statements
For the half-year ended 31 December 2006

4 Revenue, Income and Expenses from continuing operations

	Consolidated Entity	
	December 2006 $000	December 2005 $000
(a) Other Revenue		
Dividend revenue	-	396
Interest income	19,887	10,982
Rent	591	478
Royalties	21,395	1,467
Sundry	7,563	11,291
	49,436	24,614
(b) Other Income		
Net gain on disposal of property, plant and equipment	2,171	-
Government grants	1,486	325
	3,657	325
(c) Finance Costs		
Interest paid / payable	17,182	16,246
Non-cash interest – unwinding of discount	6,482	3,696
	23,664	19,942
(d) Other Expenses		
General and administration expenses		
Expense of share based payments	4,881	2,057
Other relevant expenses		
Depreciation and Amortisation of property, plant and equipment	49,730	47,411
Amortisation of intellectual property	7,826	2,931

5 Income Tax

The reconciliation between income tax expense and the consolidated entity's applicable tax rate is as follows:

	Consolidated Entity	
	December 2006 $000	December 2005 $000
Profit from continuing activities before income tax expense	386,936	251,932
Income tax calculated at 30%	116,081	75,580
Tax effect of non-assessable / non-deductible items		
Research and development	(2,773)	(2,292)
Other (non-assessable revenue)/non-deductible expenses	(3,902)	6,040
(Utilisation of tax losses)/Unrecognised deferred tax assets	(1,607)	(19,992)
Effects of different rates of tax on overseas income	15,890	16,679
Under (over) provision in previous year	5,961	(506)
Income tax expense	129,650	75,509

6 Earnings Per Share

	Consolidated Entity	
	December 2006 $000	December 2005 $000
The following reflects the income and share information used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic earnings per share	257,286	176,423

	Number of shares	
	December 2006	December 2005
Weighted average number of ordinary shares used in the calculation of basic earnings per share:*	182,270,708	182,544,111
Effect of dilutive securities:		
Share options	475,092	512,406
Performance rights	692,238	479,480
Global employee share plan	15,118	5,998
Contingent consideration	-	8,036,002
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	183,453,156	191,577,997

* refer note 11 for a reconciliation of the movement in issued shares

Contingent consideration

In the prior period, in accordance with AASB 133 *Earnings per share*, the contingent consideration that could have been settled in either cash or ordinary shares was required to be included in the calculation of diluted earnings per share where the effect is dilutive. At the date of this report, the option to settle in ordinary shares is no longer available and therefore it has been excluded from the calculation.

Conversions, calls, subscription or issues after 31 December 2006

There have been no ordinary shares issued since the reporting date and before the completion of this financial report. There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

7 Cash and cash equivalents

	Consolidated Entity	
	December 2006 $000	June 2006 $000
Cash at bank and on hand	141,411	384,064
Cash deposits	413,182	369,630
Total cash and cash equivalents	554,593	753,694

8 Property, Plant and Equipment

During the half-year ended 31 December 2006, the Group acquired assets with a cost of $88,577,000 (2005: $37,718,000).

9 *Intangible* assets – Acquisition of CytoGam®

On 9 November 2006, the Group reached an agreement with MedImmune, Inc. to acquire CytoGam® (cytomegalovirus immune globulin intravenous (human)) for $153 million (US$120 million), $89 million (US$70 million) of which is subject to achievement of sales milestones. The consideration for the intangible asset has been recognised as follows:

	December 2006 $000
Consideration	
Cash	**63,850**
Provision for contingent consideration - current	**29,724**
Provision for contingent consideration – non-current	**59,448**
	153,022

In addition to the above, $10.2 million of inventory and incidental equipment was acquired.

10 Borrowings and repayments

For the half year ended 31 December 2006, the Group has repaid $18,379,000 of interest bearing debt, $78,735,000 of non-interest bearing debt, and $1,314,000 in finance lease repayments.

11 Contributed Equity

Movements in the contributed equity

	Number of Shares	$000
Ordinary shares		
Balance as at 1 July 2006	**181,889,019**	**994,101**
Shares issued to employees through participation in Share Option Plans	600,230	18,354
Shares issued to employees through participation in Performance Rights Plan	95,500	-
Shares issued to employees through participation in Global Employee Share Plan	32,727	1,729
Balance as at 31 December 2006	**182,617,476**	**1,014,184**

12 Reserves

	Consolidated Entity	
	December 2006 $000	June 2006 $000
Composition		
Share based payments reserve (i)	**21,669**	13,452
Net unrealised gains reserve (ii)	**2,870**	(101)
Foreign currency translation reserve (iii)	**(127,821)**	(69,118)
	(103,282)	(55,767)

Nature and purpose of reserves

(i) *Share based payments reserve*

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

(ii) *Net unrealised gains reserve*

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(iii) *Foreign currency translation reserve*

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

13 Retained Earnings

	Consolidated Entity	
	December 2006 $000	December 2005 $000
Retained earnings as at the beginning of the period	**1,051,470**	1,068,095
Net profit for the half year	**257,286**	176,423
Dividends provided for or paid	**(72,926)**	(73,484)
Actuarial gain/(loss) on defined benefit plans net of tax	**2,526**	(17,059)
Retained Earnings as at the end of the period	**1,238,356**	1,153,975

14 Dividends

	Consolidated Entity	
	December 2006 $000	December 2005 $000
Ordinary shares		
Dividends provided for or paid during the half-year	**72,926**	73,484
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 49 cents (2005 - 28 cents) per fully paid ordinary share, unfranked. The aggregate amount of the proposed interim dividend expected to be paid on 13 April 2007 out of retained earnings at 31 December 2006, but not recognised as a liability at the end of the half-year, is:	**89,483**	50,617

15 NTA Backing

	December 2006	June 2006
Net tangible asset backing per ordinary security	**$6.38**	$6.43

16 Changes in controlled entities

On 10 November 2006, the Group acquired 100% of the share capital of Zenyth Therapeutics Limited (Zenyth), a Biotechnology company, for a cash consideration of $103,711,000.

The acquired business contributed revenues of $79,000 and a loss before tax of $1,678,000 to the Group for the period from acquisition to 31 December 2006. This result is included within "Other Human Health" in the Segment Information contained in Note 3. If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit for the half year ended 31 December 2006 would not have been materially affected.

Details of net assets acquired and goodwill are as follows:

	December 2006 $'000
Purchase consideration:	
Cash paid	103,711
Direct costs relating to the acquisition	1,870
Total purchase consideration	105,581
Fair value of net identifiable assets acquired (see below)	93,498
Goodwill	12,083

The goodwill attributable to the acquisition of Zenyth represents the know-how of the research staff.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair amount value $'000
Cash and cash equivalents	1,642	1,642
Trade and other receivables	1,409	1,409
Other Financial Assets	40,889	41,605
Property Plant & Equipment	1,383	610
Intangible Assets	-	53,952
Trade and other payables	(5,000)	(5,000)
Provisions	(720)	(720)
Net identifiable assets acquired	39,603	93,498

Outflow of cash to acquire business, net of cash acquired:

	$'000
Cash consideration	(103,711)
Direct costs relating to the acquisition	(1,870)
Cash and cash equivalents in subsidiary acquired	1,642
Cash outflow on acquisition	(103,939)

Note: Other Financial Assets comprise Unit Trust investments that are to be converted to cash following the acquisition.

17 Commitments and contingencies

Litigation

As noted in the 30 June 2006 Annual Report, the consolidated entity was involved in litigation with Bayer over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer had filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. This litigation has now been settled (as part of the Post Balance Sheet event disclosed in Note 19) and it no longer represents a contingency to the consolidated entity.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage. The consolidated entity has disclaimed liability for, and is vigorously defending, all current material claims and actions that have been made.

18 Share Based Payment Plans

On 2 October 2006, 441,900 share options and 159,620 performance rights were granted to senior executives under the CSL Performance Rights Plan. The exercise price of the options of $52.44 is equal to the 5 day volume weighted average market price of CSL Limited shares as traded on the Australian Stock Exchange in the one week before and ending on the grant date. The exercise price for the performance rights is Nil. The options and performance rights will become exercisable between 1 October 2008 and 2 October 2013. The fair value of the options and performance rights granted is estimated as at the date of grant using an adjusted form of the Black-Scholes model, taking into account the terms and conditions upon which the options and performance rights were granted. The following table lists the inputs to the model used for options and performance rights issued in the half-year ended 31 December 2006:

	December 2006
Dividend yield (%)	1.5%
Expected volatility (%)	27%
Risk-free interest rate (%)	5.67%
Fair Value of Options	
2 year vesting	$17.12
3 year vesting	$17.50
4 year vesting	$17.87
Fair Value of Performance Rights	
2 year vesting	$42.59
3 year vesting	$39.96
4 year vesting	$37.40

19 Post Balance Sheet event

On 2 February 2007, CSL announced it had concluded an agreement with Sanofi-Aventis that had facilitated an extension of the arrangements with Bayer for the supply of Helixate FS, CSL Behring's recombinant Factor VIII product, for a further eight years until the end of 2017.

As a part of the deal, CSL agreed to pay Sanofi-Aventis the Contingent Payment of US$250 million and the Deferred Payment of US$65 million earlier than originally agreed when CSL acquired Aventis Behring in 2004. This agreement with Sanofi-Aventis has enabled CSL to independently negotiate with Bayer the sublicensing terms of certain intellectual property related to recombinant Factor VIII, to secure the long-term supply of Helixate FS and to facilitate the settlement of litigation against Bayer. In addition, a number of other outstanding matters that had remained unresolved with Sanofi-Aventis stemming from the original 2004 acquisition of Aventis Behring have also now been resolved.

CSL Limited
Directors' Declarations

The directors declare that:

(a) the financial statements and notes of the consolidated entity are in accordance with the *Corporations Act* 2001, and:

> (i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date of the consolidated entity; and
>
> (ii) comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Made in accordance with a resolution of directors.

Elizabeth A Alexander	Brian A McNamee
Chairman	Managing Director

Melbourne
21 February 2007

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of CSL Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half year financial report of CSL Limited and the entities it controlled during the half year, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of CSL Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of CSL Limited and the entities it controlled during the half year, is not in accordance with:

(a) the *Corporations Act 2001*, including:
   - (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and
   - (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Denis Thorn
Partner
Melbourne
21 February 2006

CSL Limited

2006/07 Half Year Result

21 February 2007

CSL

Disclaimer

Forward looking statements

The materials in this presentation speak only as of the date of these materials, and include forward looking statements about our financial results and estimates, business prospects and products in research that involve substantial risks and uncertainties, many of which are outside the control of, and are unknown to, CSL. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "may," "assume," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the success of research and development activities, decisions by regulatory authorities regarding whether and when to approve our drug applications as well as their decisions regarding labeling and other matters that would affect the commercial potential of our products; competitive developments affecting our current growth products; the ability to successfully market new and existing products in Australia and other countries; difficulties or delays in manufacturing; trade buying patterns, fluctuations in interest and currency exchange rates; legislation or regulations throughout the world that affect product production, distribution, pricing, reimbursement or access; legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement relating to product liability, patent protection or governmental investigations, growth in costs and expenses; and CSL's ability to protect its patents and other intellectual property throughout the world. The statements being made in this presentation do not constitute an offer to sell, or solicitation of an offer to buy, any securities of CSL.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

Financial

- Sales $1,514m up 9%
- Total revenue $1,564m, up 10%
  - Contribution from GARDASIL® royalty income of A$21m
- EBIT $391m up 50%
- NPAT $257m up 46%
- Operating cashflow $187m
- EPS 141 cents up 46%
- Interim dividend 49 cents (unfranked)

Highlights

Operational

- Strong trading performance by CSL Behring
- License and option agreement with Wyeth for ISCOMATRIX® adjuvant technology & expansion of existing Merck agreement
- Chromatographic liquid IVIG filed with FDA
- Commonwealth Government funding of GARDASIL® in Australia
- Acquisition of CytoGam®
- Acquisition of Zenyth Therapeutics Ltd completed
- Extension of Helixate® supply agreement to 2017

CSL

Extension of Helixate to end of 2017

Sanofi-Aventis

License to MA888 patent revised

- Early payments
  - Contingent US$250m
  - Deferred US$65m
- Outstanding matters true up

Bayer

MA888 patent license granted for Kogenate

Short supply & patent litigation settled

- Securing long term supply

CSL

HELIXATE SUPPLY TO 2017

CSL

Growth Strategy

- *HPV royalties*
- *GARDASIL® (Aust)*

- *Influenza vaccine*
- *Improved products*
- *Market Development*

- *ISCOMATRIX®* adjuvant
- *Novel Biotech products*

Global Specialty Bio-pharmaceutical

- *Growth in R&D investment*
- *Plasma sector stability*
- *Maintaining narrow global focus*

CSL

Human Health
Business Unit Performance

- CSL Behring
- Other Human Health
  - CSL Bioplasma
  - CSL Biotherapies
  - CSL research & development

CSL

CSL Behring

- Sales A$1,317m (US$1,003m)
- EBIT A$380m, EBITDA A$421m
- Operations
  - Robust sales growth
  - Strong margin expansion – EBITDA margin 32%
    - Operational efficiency
    - Optimizing product mix
    - Improved market conditions
  - CytoGam® integration proceeding well
  - Chromatographic liquid BLA lodged with US FDA, EMEA and Health Canada
    - Work commenced on large-scale plant in Bern

CSL Behring – Sales up 10% in USD



1,200
1,000
800
600
400
200
0
US$911m
US$1,003m
Other*
Immuno-
globulins
Wound H
Critical
Care
pdCoag
rFVIII
Dec 05
Dec 06

Sales for the 6 month period

Highlights

- Broad based performance in plasma therapies
- IVIG product mix, price and volume strength
- Albumin price recovery
- Strong growth in vWF volumes
- Strong contribution and growth in specialty products such as Rhophylac, Beriplex and Berinert

** Non therapy sales such as plasma, testing services etc*

CSL

CSL Bioplasma

Sales A$103m (up 12%)

Australian Business

- Increased demand for specialty immunoglobulins
- Successful renewal of New Zealand Toll contract
- Australian Plasma Fractionation Review
  - Flood Committee report complete
  - Currently with Federal and State Governments

Asian Business

- Strong Albumin demand and improved pricing

CSL

CSL Biotherapies

Sales A$94m (+5%)

- Increased Influenza international sales
- GARDASIL®
  - Commonwealth Government funding approved in Australia
  - Anticipate school based program to commence April 2007
  - Anticipate 18 to 26 year old GP based catch-up program to commence at the beginning of July 2007
- Pandemic Influenza
  - Trial results show strong immune response against H5N1 bird flu virus
  - TGA filing anticipated shortly

R&D HIGHLIGHTS

- Merck GARDASIL® registrations and rollout
  - Approval in 40 countries, under review in a further 50 countries
  - Australian Government funding
- ISCOMATRIX® adjuvant commercialization
  - Agreements with Merck and Wyeth
  - Potential for 20 development programs
  - First two product candidates into clinical trials
- Influenza
  - Positive pandemic trial data
  - US BLA submission for inter-pandemic at the end of Q1 2007
- Zenyth integration
- 3 rMAbs going into the clinic

CSL

Financial Detail

CSL

NPAT - 1H07


300
250
200
150
100
50
0
$176m
Inventory Benefit
+46%
$257m
Dec 05
Dec 06

NPAT for the 6 month period

Notable items

- Sanofi-Aventis Settlement $18m
- Interest income – cash held for Zenyth, Sanofi & CytoGam® payments $17m
- Final inventory discount release $12m
- R&D Growth $14m

CSL

02-5709

Liquidity

	A$M
Cash Flow from Operations	187
Post balance day expenditure:	
Contingent payment - Sanofi	*324*
Deferred payment - Sanofi	*84*
Dividends	*89*
Strong Balance Sheet	
Net debt to net debt plus equity	*24%*
Net debt	*683*

Investing for Growth

Acquisitions:	
◦ *Zenyth Therapeutics Limited*	*$106m*
◦ *CytoGam®*	*$153m*
Capital programs:	*$89m*
◦ *Chromatographic 10% liquid IVIG – Bulk*	
◦ *Influenza manufacturing*	
◦ *Filling & Lyophilisation – Marburg*	
◦ *ISCOMATRIX®*	
◦ *IT upgrades*	
◦ *R&D Capital*	

CSL™

Group Outlook for FY2007*

- CSL continue to invest in future growth through R&D and capital projects
  - Capex approx. $165m
  - R&D approx. $190m
- NPAT guidance upgraded to $500 – $520m arising from:
  - Sanofi-Aventis settlement approx. $18m
  - Commencement of Australian GARDASIL® program this financial year
  - Strong launch of GARDASIL® in the US
  - Favourable pricing conditions in plasma therapies

* *Subject to currency fluctuation, material price movements in core plasma products, GARDASIL royalty and effective tax rate*

CSL

Appendix

Group Results

Half year ended December	1H07 A$m	1H06 A$m	Change %
Sales	**1,514.4**	**1,393.1**	
Other Revenue	49.4	24.6	
Total Revenue	**1,563.8**	**1,417.7**	**10%**
Earnings before Interest, Tax, Depreciation & Amortisation	**448.3**	**311.2**	**44%**
Depreciation/Amortisation	57.6	50.3	
Earnings before Interest and Tax	**390.7**	**260.9**	**50%**
Net Interest Expense	3.8	9.0	
Tax Expense	129.6	75.5	
Net Profit	**257.3**	**176.4**	**46%**
Interim Dividend (cents)	49	28	
Basic EPS (cents)	141.2	96.7	

CSL

END